APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

The Cube Cowork, LLC

Profit and Loss

January - December 2020

	TOTAL
Income	
Sales	22,599.45
Services	16,366.40
Uncategorized Income	14,197.20
Total Income	**$53,163.05**
GROSS PROFIT	**$53,163.05**
Expenses	
Advertising and Promotion	32.75
Computer and Internet Expenses	130.97
Insurance Expense	650.00
Interest Expense	-3.49
Meals and Entertainment	79.28
Office Supplies	1,653.72
Payroll Expenses	4,997.43
Postage and Delivery	459.43
Professional Fees	2,680.93
Rent Expense	14,856.64
Travel Expense	6.00
Utilities	2,121.33
Total Expenses	**$27,664.99**
NET OPERATING INCOME	**$25,498.06**
NET INCOME	**$25,498.06**

The Cube Cowork, LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
MECU	31,760.26
Total Bank Accounts	**$31,760.26**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Uncategorized Asset	708.37
Undeposited Funds	0.00
Total Other Current Assets	**$708.37**
Total Current Assets	**$32,468.63**
Fixed Assets	
Furniture and Equipment	-794.35
Total Fixed Assets	**$ -794.35**
TOTAL ASSETS	**$31,674.28**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	-13,722.43
Total Accounts Payable	**$ -13,722.43**
Other Current Liabilities	
Sales Tax Payable	-309.00
Total Other Current Liabilities	**$ -309.00**
Total Current Liabilities	**$ -14,031.43**
Total Liabilities	**$ -14,031.43**
Equity	
Retained Earnings	20,207.65
Net Income	25,498.06
Total Equity	**$45,705.71**
TOTAL LIABILITIES AND EQUITY	**$31,674.28**

The Cube Cowork, LLC

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	25,498.06
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	341.18
Sales Tax Payable	-309.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**32.18**
Net cash provided by operating activities	**$25,530.24**
NET CASH INCREASE FOR PERIOD	**$25,530.24**
Cash at beginning of period	6,230.02
CASH AT END OF PERIOD	**$31,760.26**

The Cube Cowork, LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Billable Expense Income	160.00
Sales	142,404.33
Services	36,366.07
Uncategorized Income	13,281.00
Total Income	**$192,211.40**
GROSS PROFIT	**$192,211.40**
Expenses	
Advertising and Promotion	61.53
Bank Service Charges	93.73
Computer and Internet Expenses	516.32
Insurance Expense	2,181.00
Interest Expense	-5.40
Meals and Entertainment	1,012.66
Office Supplies	6,694.67
Payroll Expenses	11,369.72
Taxes	2,521.41
Wages	12,595.83
Total Payroll Expenses	**26,486.96**
Postage and Delivery	625.81
Professional Fees	19,280.21
Purchases	429.07
QuickBooks Payments Fees	282.30
Rent Expense	97,975.84
Repairs and Maintenance	781.61
Telephone Expense	802.67
Travel Expense	198.61
Uncategorized Expense	34.20
Utilities	3,365.29
Total Expenses	**$160,817.08**
NET OPERATING INCOME	**$31,394.32**
Other Expenses	
Ask My Accountant	13,722.43
Total Other Expenses	**$13,722.43**
NET OTHER INCOME	**$ -13,722.43**
NET INCOME	**$17,671.89**

The Cube Cowork, LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
MECU	20,261.16
NFCU-Checking	46,330.18
Savings	-759.90
Total Bank Accounts	**$65,831.44**
Accounts Receivable	
Accounts Receivable	-2,204.24
Total Accounts Receivable	**$ -2,204.24**
Other Current Assets	
Uncategorized Asset	-298.16
Undeposited Funds	0.00
Total Other Current Assets	**$ -298.16**
Total Current Assets	**$63,329.04**
Fixed Assets	
Furniture and Equipment	-794.35
Total Fixed Assets	**$ -794.35**
TOTAL ASSETS	**$62,534.69**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Default Credit Card	-560.83
Total Credit Cards	**$ -560.83**
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	-997.68
Federal Taxes (941/944)	129.79
Federal Unemployment (940)	69.19
MD Income Tax	267.31
MD Unemployment Tax	108.35
Total Payroll Liabilities	**-423.04**
Sales Tax Payable	-318.00
Total Other Current Liabilities	**$ -741.04**
Total Current Liabilities	**$ -1,301.87**

The Cube Cowork, LLC

Balance Sheet

As of December 31, 2021

	TOTAL
Total Liabilities	**$ -1,301.87**
Equity	
Retained Earnings	46,164.67
Net Income	17,671.89
Total Equity	**$63,836.56**
TOTAL LIABILITIES AND EQUITY	**$62,534.69**

The Cube Cowork, LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	17,671.89
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	2,204.24
Uncategorized Asset	1,006.53
Accounts Payable	13,722.43
Default Credit Card	-560.83
Direct Deposit Payable	0.00
Payroll Liabilities	-997.68
Payroll Liabilities:Federal Taxes (941/944)	129.79
Payroll Liabilities:Federal Unemployment (940)	69.19
Payroll Liabilities:MD Income Tax	267.31
Payroll Liabilities:MD Unemployment Tax	108.35
Sales Tax Payable	-9.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**15,940.33**
Net cash provided by operating activities	**$33,612.22**
FINANCING ACTIVITIES	
Retained Earnings	458.96
Net cash provided by financing activities	**$458.96**
NET CASH INCREASE FOR PERIOD	**$34,071.18**
Cash at beginning of period	31,760.26
CASH AT END OF PERIOD	**$65,831.44**

I, Tammira Lucas, certify that:

1. The financial statements of Cube Cowork included in this Form are true and complete in all material respects; and
2. The tax return information of Cube Cowork included in this Form reflects accurately the information reported on the tax return for Cube Cowork for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature _Tammira Lucas_

Name: Tammira Lucas

Title: CEO